June 24, 2011

By Facsimile to 651-287-0119

Jon A. Theobald, Secretary
Mairs and Power Funds Trust
W1520 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1363

                          Re: Mairs and Power Funds Trust
                               File Nos. 811-22563, 333-174574

Dear Mr. Theobald:

        We have reviewed the registration statement on Form N-1A filed May 27, 2011, on behalf of
Mairs and Power Funds Trust (the "Trust") relating to its initial series, Mairs and Power Small Cap Fund
(the"Fund"). We have the following comments.

PROSPECTUS

Investment Objective (p. 3)

1.   Please delete the entire passage in the sentence that sets forth the Fund's investment objective
between the words "(the Fund) is to" and "above-average long term appreciation" and, in lieu thereof,
insert the word "seek." The passage to be deleted is neither required nor permitted by Form N-1A, as it
discloses information about the Fund's investment strategy, not its investment objective. See Gen'l
Instr. C.3. (b) of Form N-1A.

Fees and Expenses of the Fund (p.3)

2.   The estimated amount of "Other Expenses" shown in the fee table is 11.53%, which appears high for
a new fund.   Please explain to us why the Fund expects to incur such expenses at that level.

3.   Please confirm to us that it is not anticipated the board of trustees would agree to any request by
the adviser to terminate the Fund's fee cap arrangement for at least a year after the effective date of
the registration statement.

4.   Please explain to us what "other investment-related costs" would be excluded from the Fund's fee
cap arrangement.

Principal Investment Strategies (p. 3)

5. Please insert the words "including borrowings for investment purposes" in a parenthetical following the term "net assets" in the first sentence of this section. See Rule 35d-1(d)(2) under the Investment Company Act of 1940 (the "1940 Act").

6. The definition of small cap companies based on the market capitalization of the S&P Small Cap 600 Index as currently described in this section needs to be revised.   The definition should be restated to limit the Fund's small cap investments to companies whose market capitalization at the time of purchase come within the range represented by companies included in the Index as of its rebalance date.

7. Please move or summarize the description of the approach used to make day-to-day investment decisions for the Fund that is presently set forth on page 5, in the second paragraph of the section titled "Fund Details – Implementation of Investment Objective."

Performance (p.4)

8. Please add a statement to the effect that the information will give some indication of the risks of investing in the Fund. See Instr. 1. (b) to Item 4(b)(2).

Purchase and Sale of Fund Shares (p. 4)

9. Except for the first sentence, please delete the entire last paragraph of this section, as the information disclosed there is neither required nor permitted under Form N-1A. See Gen'l Instr. C.3. (b) of the Form.

Fund Details – Risks (p. 5)

10. It appears that some of the risks described in this section (e. g., Initial Public Offering (IPO) Risk) are not described as principal risks in the summary section of the prospectus under Principal Risks of Investing in the Fund. Accordingly, please clarify which risks described in this section are principal risks and ensure that each such principal risk is summarized in the prospectus summary.

Important Notes When Purchasing (p.9)

11. Please explain and justify the Fund's right under the 1940 Act or otherwise to cancel or rescind purchases within one business day under the circumstances listed in the third paragraph of this section.


STATEMENT OF ADDITIONAL INFORMATION


Investment Limitations (p. 3)

12. The policy respecting senior securities states that the Fund will not issue senior securities, except as permitted under the 1940 Act. Please add a statement to this section disclosing what the 1940 Act currently permits.

13.   Please revise the last paragraph to reflect that the investment limitation on borrowing would apply as a result of market fluctuation.

Management of the Fund (p. 11)

14.   Please disclose the extent of the board's role in the risk oversight of the Fund and the effect on the board's leadership structure.   See Item 17(b)(1).

Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Furthermore, whenever a comment relates to information provided at a particular location in the prospectus or SAI, the comment also applies to all similar disclosure elsewhere.   For example, changes made to the description of the Fund's investment objective in response comment 1, above, should be reflected by conforming changes in similar disclosure at page 3 of the SAI, and elsewhere in the prospectus and SAI, as appropriate.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that the parties requesting acceleration are aware of their respective responsibilities. If our comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date pursuant to our delegated authority.

If you have any questions or concerns regarding these matters you wish to discuss, please feel free to call me directly at (202) 551-6968.

Sincerely,

H. R. Hallock, Jr.
Senior Counsel